UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

eLong, Inc.

(Name of Issuer)

Ordinary Shares, $.01 par value per share

(Title of Class of Securities)

290138205

(CUSIP Number)

December 31, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)**

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**	For Sandgrain Securities Inc. and Angelo Frank Perrone only.

CUSIP No. 290138205
1.

Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

Expedia Asia Pacific – Alpha Limited (formerly known as IACT Asia Pacific Limited)

No I.R.S Identification Number

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,957 ordinary shares
	6.	Shared Voting Power 8,835,026 ordinary shares
	7.	Sole Dispositive Power 2,957 ordinary shares (1)
	8.	Shared Dispositive Power 0 ordinary shares
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,835,026 ordinary shares (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 40.7% (3)
12.	Type of Reporting Person (See Instructions) 00 – a limited liability company

(1)	Expedia Asia Pacific - Alpha Limited (formerly known as IACT Asia Pacific Limited) is the record and beneficial owner of, and has sole voting and dispositive power with respect to, 28,550,704 High-Vote Ordinary Shares of eLong, Inc. In addition, Expedia Asia Pacific - Alpha Limited is the record holder of an option to purchase 152,250 ordinary shares of eLong, Inc., of which options to purchase 2,957 ordinary shares are currently exercisable or exercisable within the next 60 days. The 28,550,704 High-Vote Ordinary Shares and the vested options to purchase 2,957 ordinary shares represent approximately 96% of the voting power of all issued and outstanding shares of capital stock of eLong, Inc. The High-Vote Ordinary Shares are not reportable on this Amendment (as defined below) pursuant to Sections 13(d) and (g) under the Exchange Act of 1934, as amended.
(2)	In addition to the High-Vote Ordinary Shares of eLong, Inc. and the option to purchase 152,250 ordinary shares of eLong, Inc. (including vested options to purchase 2,957 ordinary shares which are currently exercisable or exercisable within the next 60 days), Expedia Asia Pacific - Alpha Limited is a party to a certain Investors Agreement dated July 23, 2004 (the “Investors Agreement”) by and among eLong, Inc. and the other parties named therein, including Expedia Asia Pacific - Alpha Limited, Billable Development, Ltd., Lawrence Auriana, Ira S. Nordlicht and Helen S. Scott, Purple Mountain Holding, Ltd., Mind Trade Assets Limited and Gold Partner Consultants Limited (the “Shareholders”), pursuant to which the Shareholders have agreed to vote any shares of capital stock of eLong, Inc. held by each Shareholder for the election of directors and other matters in the manner provided in the Investors Agreement, including for the election of directors designated by Expedia Asia Pacific - Alpha Limited. By virtue of the Investors Agreement, this Reporting Person may be deemed to beneficially own all of the Record Shares (as defined in Item 4(a)) and is filing this Amendment as part of a group solely with respect to the shared voting power under the Investors Agreement.
(3)	Percentage includes only the Record Shares (as defined below). Taking into account the 28,550,704 High-Vote Ordinary Shares and the vested options to purchase 2,957 ordinary shares, Expedia Asia Pacific - Alpha Limited controls approximately 96% of the voting power of all issued and outstanding shares of eLong, Inc.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Expedia, Inc. 91-1996083
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Washington
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,957 ordinary shares (4)
	6.	Shared Voting Power 8,835,026 ordinary shares (4)
	7.	Sole Dispositive Power 2,957 ordinary shares (4)
	8.	Shared Dispositive Power 0 ordinary shares
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,835,026 ordinary shares (4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 40.7% (5)
12.	Type of Reporting Person (See Instructions) CO

(4)	See footnote 1 for a description of the High-Vote Ordinary Shares and the option to purchase ordinary shares (including the options which are currently exercisable or exercisable within 60 days) held of record by Expedia Asia Pacific - Alpha Limited. Expedia, Inc., a Washington corporation (“Expedia Washington”), has ultimate voting and investment power over Expedia Asia Pacific - Alpha Limited, which is a party to the Investors Agreement. Therefore, Expedia Washington may be deemed to beneficially own the Record Shares and is filing this Amendment as part of a group solely with respect to the shared voting power under the Investors Agreement. See footnote 2 for a description of the Investors Agreement.
(5)	See footnote 3.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Expedia, Inc. 20-2705720
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,957 ordinary shares (6)
	6.	Shared Voting Power 8,835,026 ordinary shares (6)
	7.	Sole Dispositive Power 2,957 ordinary shares (6)
	8.	Shared Dispositive Power 0 ordinary shares
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,835,026 ordinary shares (6)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 40.7% (7)
12.	Type of Reporting Person (See Instructions) CO

(6)	See footnote 1 for a description of the High-Vote Ordinary Shares and the option to purchase ordinary shares (including the options which are currently exercisable or exercisable within 60 days) held of record by Expedia Asia Pacific - Alpha Limited. Expedia, Inc., a Delaware corporation (“Expedia Delaware”), has ultimate voting and investment power over Expedia Washington, which has ultimate voting and investment power over Expedia Asia Pacific - Alpha Limited, which is a party to the Investors Agreement. Therefore, Expedia Delaware may be deemed to beneficially own the Record Shares and is filing this Amendment as part of a group solely with respect to the shared voting power under the Investors Agreement. See footnote 2 for a description of the Investors Agreement.
(7)	See footnote 3.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Barry Diller N/A
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,957 ordinary shares (8)
	6.	Shared Voting Power 8,835,026 ordinary shares (8)
	7.	Sole Dispositive Power 2,957 ordinary shares (8)
	8.	Shared Dispositive Power 0 ordinary shares
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,835,026 ordinary shares (8)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 40.7% (9)
12.	Type of Reporting Person (See Instructions) IN

(8)	See footnote 1 for a description of the High-Vote Ordinary Shares and the option to purchase ordinary shares (including the options which are currently exercisable or exercisable within 60 days) held of record by Expedia Asia Pacific - Alpha Limited. Barry Diller is the Chairman and Senior Executive of Expedia Delaware. Mr. Diller and Liberty Media Corporation are parties to a Stockholders Agreement (the “Expedia Stockholders Agreement”) relating to Expedia Delaware. Through his own holdings and the Expedia Stockholders Agreement, Mr. Diller generally has the ability to control the outcome of all matters submitted to a vote of Expedia Delaware’s stockholders (except with regard to certain specified matters). Therefore, Mr. Diller may be deemed to beneficially own the Record Shares and is filing this Amendment as part of a group solely with respect to the shared voting power under the Investors Agreement. See footnote 2 for a description of the Investors Agreement.
(9)	See footnote 3.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Billable Development, Ltd. No I.R.S. Identification Number
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 6,341 ordinary shares (10)
	6.	Shared Voting Power 8,835,026 ordinary shares (11)
	7.	Sole Dispositive Power 6,341 ordinary shares
	8.	Shared Dispositive Power 0 ordinary shares
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,835,026 ordinary shares (11)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 40.7%
12.	Type of Reporting Person (See Instructions) OO – a limited liability company

(10)	Represents less than 1% of the voting power of all issued and outstanding shares of capital stock of eLong, Inc.
(11)	This Reporting Person is a party to the Investors Agreement. By virtue of the Investors Agreement, this Reporting Person may be deemed to beneficially own all of the Record Shares and is filing this Amendment as part of a group solely with respect to the shared voting power under the Investors Agreement.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Xiaojian Zhong N/A
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 6,341 ordinary shares (10)
	6.	Shared Voting Power 8,835,026 ordinary shares (12)
	7.	Sole Dispositive Power 6,341 ordinary shares
	8.	Shared Dispositive Power 0 ordinary shares
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,835,026 ordinary shares (12)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 40.7%
12.	Type of Reporting Person (See Instructions) IN

(12)	Mr. Zhong has the ultimate voting and investment power with respect to Billable Development, Ltd., a party to the Investors Agreement. Therefore, Mr. Zhong may be deemed to beneficially own the Record Shares and is filing this Amendment as part of a group solely with respect to the shared voting power under the Investors Agreement.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Lawrence Auriana N/A
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 3,911,111.12 ordinary shares (10)
	6.	Shared Voting Power 8,835,026 ordinary shares (11)
	7.	Sole Dispositive Power 0 ordinary shares
	8.	Shared Dispositive Power 0 ordinary shares
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,835,026 ordinary shares (11)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 40.7%
12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sandgrain Securities Inc. 11-300-6260
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 ordinary shares
	6.	Shared Voting Power 0 ordinary shares
	7.	Sole Dispositive Power 3,911,111.12 ordinary shares
	8.	Shared Dispositive Power 0 ordinary shares
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,911,111.12 ordinary shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 20.8%
12.	Type of Reporting Person (See Instructions) BD

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Angelo Frank Perrone N/A
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 ordinary shares
	6.	Shared Voting Power 0 ordinary shares
	7.	Sole Dispositive Power 3,911,111.12 ordinary shares
	8.	Shared Dispositive Power 0 ordinary shares
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,911,111.12 ordinary shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 20.8%
12.	Type of Reporting Person (See Instructions) BD

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ira S. Nordlicht & Helen S. Scott N/A
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power

    87,777.78ordinary shares (10), of which 87,776 ordinary shares are represented by 43,888 American depositary shares of eLong, Inc. (Each American depositary share represents two ordinary shares.)

	6.	Shared Voting Power 8,835,026 ordinary shares (11)
7.

Sole Dispositive Power

    87,777.78ordinary shares (10), of which 87,776 ordinary shares are represented by 43,888 American depositary shares of eLong, Inc. (Each American depositary share represents two ordinary shares.)

	8.	Shared Dispositive Power 0 ordinary shares
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,835,026 ordinary shares (11)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 40.7%
12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Purple Mountain Holding, Ltd. No I.R.S. Identification Number
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power

    4,033,939.55ordinary shares (10), of which 1,127,688 ordinary shares are represented by 563,844 American depositary shares of eLong, Inc. (Each American depositary share represents two ordinary shares.)

	6.	Shared Voting Power 8,835,026 ordinary shares (11)
7.

Sole Dispositive Power

    4,033,939.55ordinary shares (10), of which 1,127,688 ordinary shares are represented by 563,844 American depositary shares of eLong, Inc. (Each American depositary share represents two ordinary shares.)

	8.	Shared Dispositive Power 0 ordinary shares
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,835,026 ordinary shares (11)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 40.7%
12.	Type of Reporting Person (See Instructions) OO – a limited liability company

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Justin Tang N/A
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ * Only with respect to the shared voting power under the Investors Agreement (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power

    4,340,189.55ordinary shares (10), of which 1,127,688 ordinary shares are represented by 563,844 American depositary shares of eLong, Inc. (Each American depositary share represents two ordinary shares.)

	6.	Shared Voting Power 8,835,026 ordinary shares (13)
7.

Sole Dispositive Power

    4,340,189.55ordinary shares (10), of which 1,127,688 ordinary shares are represented by 563,844 American depositary shares of eLong, Inc. (Each American depositary share represents two ordinary shares.)

	8.	Shared Dispositive Power 0 ordinary shares
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,141,276 ordinary shares (13)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 41.5%
12.	Type of Reporting Person (See Instructions) IN

(13)	Mr. Tang has the ultimate voting and investment power with respect to Purple Mountain Holding, Ltd., a party to the Investors Agreement. Therefore, Mr. Tang may be deemed to beneficially own the Record Shares and is filing this Amendment as part of a group solely with respect to the shared voting power under the Investors Agreement. In addition, Mr. Tang holds 306,250 ordinary shares issuable upon the exercise of vested options.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Mind Trade Assets Limited No I.R.S. Identification Number
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 235,000American depositary shares of eLong, Inc., each of which represents two ordinary shares, or 470,000 ordinary shares in the aggregate (10)
	6.	Shared Voting Power 8,835,026 ordinary shares (11)
	7.	Sole Dispositive Power 235,000American depositary shares of eLong, Inc., each of which represents two ordinary shares, or 470,000 ordinary shares in the aggregate
	8.	Shared Dispositive Power 0 ordinary shares
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,835,026 ordinary shares (11)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 40.7%
12.	Type of Reporting Person (See Instructions) OO – a limited liability company

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Richard Chen N/A
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ * Only with respect to the shared voting power under the Investors Agreement (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 235,000American depositary shares of eLong, Inc., each of which represents two ordinary shares, or 470,000 ordinary shares in the aggregate (10)
	6.	Shared Voting Power 8,835,026 ordinary shares (14)
	7.	Sole Dispositive Power 235,000American depositary shares of eLong, Inc., each of which represents two ordinary shares, or 470,000 ordinary shares in the aggregate (10)
	8.	Shared Dispositive Power 0 ordinary shares
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,835,026 ordinary shares (14)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 40.7%
12.	Type of Reporting Person (See Instructions) IN

(14)	Mr. Chen has the ultimate voting and investment power with respect to Mind Trade Assets Limited, a party to the Investors Agreement. Therefore, Mr. Chen may be deemed to beneficially own the Record Shares and is filing this Amendment as part of a group solely with respect to the shared voting power under the Investors Agreement.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Gold Partner Consultants Limited No I.R.S. Identification Number
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 161,450American depositary shares of eLong, Inc., each of which represents two ordinary shares, or 322,900 ordinary shares in the aggregate (10)
	6.	Shared Voting Power 8,835,026 ordinary shares (11)
	7.	Sole Dispositive Power 161,450American depositary shares of eLong, Inc., each of which represents two ordinary shares, or 322,900 ordinary shares in the aggregate
	8.	Shared Dispositive Power 0 ordinary shares
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,835,026 ordinary shares (11)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 40.7%
12.	Type of Reporting Person (See Instructions) OO – a limited liability company

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Faith Huang N/A
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 161,450American depositary shares of eLong, Inc., each of which represents two ordinary shares, or 322,900 ordinary shares in the aggregate (10)
	6.	Shared Voting Power 8,835,026 ordinary shares (15)
	7.	Sole Dispositive Power 161,450American depositary shares of eLong, Inc., each of which represents two ordinary shares, or 322,900 ordinary shares in the aggregate
	8.	Shared Dispositive Power 0 ordinary shares
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,835,026 ordinary shares (15)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 40.7%
12.	Type of Reporting Person (See Instructions) IN

(15)	Ms. Huang has the ultimate voting and investment power with respect to Gold Partner Consultants Limited, a party to the Investors Agreement. Therefore, Ms. Huang may be deemed to beneficially own the Record Shares and is filing this Amendment as part of a group solely with respect to the shared voting power under the Investors Agreement.

This Amendment No. 5 (this “Amendment”) amends and restates in its entirety the Statement on Schedule 13G filed by the Reporting Persons with the Securities and Exchange Commission on February 14, 2005, as amended by Amendment No. 1 filed by the Reporting Persons with the Securities and Exchange Commission on February 14, 2006, as further amended by Amendment No. 2 filed by the Reporting Persons with the Securities and Exchange Commission on February 14, 2007, as further amended by Amendment No. 3 filed by the Reporting Persons with the Securities and Exchange Commission on February 14, 2008, and as further amended by Amendment No. 4 filed by the Reporting Persons with the Securities and Exchange Commission on February 17, 2009.

Item 1.

	(a)	Name of Issuer eLong, Inc.

	(b)	Address of Issuer’s Principal Executive Offices Block B, Xingke Plaza, Third Floor 10 Jiuxianqiao Zhonglu Chaoyang District Beijing 100016 People’s Republic of China

Item 2.

(a)

Name of Person Filing

Expedia Asia Pacific - Alpha Limited, (formerly known as IACT Asia Pacific Limited), Expedia Washington, Expedia Delaware, Barry Diller, Billable Development, Ltd., Xiaojian Zhong, Lawrence Auriana, Sandgrain Securities Inc., Angelo Frank Perrone, Ira S. Nordlicht & Helen S. Scott, Purple Mountain Holding, Ltd., Justin Tang, Mind Trade Assets Limited, Richard Chen, Gold Partner Consultants Limited and Faith Huang. The persons named in this paragraph are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.”

(b)

Address of Principal Business Office or, if none, Residence:

Expedia Asia Pacific - Alpha Limited

c/o Expedia, Inc.

333 108th Avenue NE

Bellevue, WA 98004

USA

Expedia, Inc. (Washington)

333 108th Avenue NE

Bellevue, WA 98004

USA

Expedia, Inc. (Delaware)

333 108th Avenue NE

Bellevue, WA 98004

USA

Barry Diller

c/o IAC/InterActiveCorp

555 West 18th Street

New York, NY 10011

USA

Billable Development, Ltd.

Qinghai Building (11F)

No. 7043 Beihuan Road

Futian District

Shenzhen 518034

People’s Republic of China

Xiaojian Zhong

Qinghai Building (11F)

No. 7043 Beihuan Road

Futian District

Shenzhen 518034

People’s Republic of China

Lawrence Auriana

140 E. 45th Street

43rd Floor

New York, NY 10017

USA

Sandgrain Securities Inc.

1050 Franklin Avenue

Suite 104

Garden City, NY 11530

USA

Angelo Frank Perrone

c/o Sandgrain Securities Inc.

1050 Franklin Avenue

Suite 104

Garden City, NY 11530

USA

Ira S. Nordlicht & Helen S. Scott

c/o Nordlicht & Hand

645 Fifth Avenue

New York, NY 10022

USA

Purple Mountain Holding, Ltd.

#3701, Fortune Plaza

7 Dong San Huan Middle Road

Chao Yang District

Beijing 100020

People’s Republic of China

Justin Tang

#3701, Fortune Plaza

7 Dong San Huan Middle Road

Chao Yang District

Beijing 100020

People’s Republic of China

Mind Trade Assets Limited

Suite 602, 603 & 604

Union Plaza

Chao Yang Men Wai Avenue

Beijing 100020

People’s Republic of China

Richard Chen

Suite 602, 603 & 604

Union Plaza

Chao Yang Men Wai Avenue

Beijing 100020

People’s Republic of China

Gold Partner Consultants Limited

Jianwai Soho 2-1605

39 East Third Ring Middle Road

Beijing 100022

People’s Republic of China

Faith Huang

Jianwai Soho 2-1605

39 East Third Ring Middle Road

Beijing 100022

People’s Republic of China

(c)

Citizenship

The following Reporting Persons are limited liability companies organized under the laws of the British Virgin Islands: Billable Development Ltd., Purple Mountain Holding, Ltd., Mind Trade Assets Limited and Gold Partner Consultants Limited.

The following Reporting Person is a limited liability company organized under the laws of the Cayman Islands: Expedia Asia Pacific - Alpha Limited.

The following Reporting Persons are corporations organized under the laws of the state of Delaware: Sandgrain Securities Inc. and Expedia, Inc. (Delaware).

The following Reporting Person is a corporation organized under the laws of the state of Washington: Expedia, Inc. (Washington).

The following Reporting Persons are citizens of the United States: Barry Diller, Lawrence Auriana, Ira S. Nordlicht & Helen S. Scott and Angelo Frank Perrone.

The following Reporting Persons are citizens of the People’s Republic of China: Xiaojian Zhong, Justin Tang, Richard Chen and Faith Huang.

	(d)		Title of Class of Securities Ordinary Shares, $.01 par value per share

	(e)		CUSIP Number 290138205

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).
Not Applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount beneficially owned:

Expedia Asia Pacific - Alpha Limited is the record owner of an option to purchase 152,250 ordinary shares, of which options to purchase 2,957 ordinary shares are currently exercisable or exercisable within the next 60 days. By virtue of the fact that Expedia Washington has ultimate voting and investment power over Expedia Asia Pacific - Alpha Limited, Expedia Washington may be deemed to beneficially own such option to purchase such ordinary shares. By virtue of the fact that Expedia Delaware has ultimate voting and investment power over Expedia Washington, which has ultimate voting and investment power over Expedia Asia Pacific - Alpha Limited, Expedia Delaware may be deemed to beneficially own such option to purchase such ordinary shares. Barry Diller is the Chairman and Senior Executive of Expedia Delaware. Mr. Diller and Liberty Media Corporation are parties to a Stockholders Agreement (the “Expedia Stockholders Agreement”) relating to Expedia Delaware. Through his own holdings and the Expedia Stockholders Agreement, Mr. Diller generally has the ability to control the outcome of all matters submitted to a vote of Expedia Delaware’s stockholders (except with regard to certain specified matters). Therefore, Mr. Diller may be deemed to beneficially own the option to purchase 152,250 ordinary shares, which options to purchase 2,957 ordinary shares are currently exercisable or exercisable within the next 60 days, held by Expedia Asia Pacific - Alpha Limited.

Billable Development, Ltd. is the record owner of 6,341 ordinary shares. By virtue of the fact that Xiaojian Zhong holds ultimate investment and voting power over Billable Development, Ltd., Mr. Zhong may be deemed to beneficially own such ordinary shares.

Lawrence Auriana is the record owner of 3,911,111.12 ordinary shares. Such 3,911,111.12 ordinary shares held of record by Mr. Auriana are placed in a discretionary account with Sandgrain Securities Inc. with Angelo Frank Perrone being authorized to direct the disposition of such shares. As a result, Sandgrain Securities Inc. and Mr. Perrone may be deemed to beneficially own such 3,911,111.12 ordinary shares.

Each American depositary share of eLong, Inc. represents two ordinary shares.

Ira S. Nordlicht & Helen S. Scott are the record owners of 87,777.78 ordinary shares, of which 87,776 ordinary shares are represented by 43,888 American depositary shares of eLong, Inc. Each American depositary share of eLong, Inc. represents two ordinary shares.

Purple Mountain Holding, Ltd. is the record owner of 4,033,939.55 shares, which includes (i) 1,127,688 ordinary shares are represented by 563,844 American depositary shares of eLong, Inc., and (ii) 2,906,250 ordinary shares issuable upon the exercise of vested options held by Purple Mountain Holding, Ltd. By virtue of the fact that Justin Tang holds ultimate investment and voting power over Purple Mountain Holding, Ltd., Mr. Tang may be deemed to beneficially own such ordinary shares. In addition, Mr. Tang holds 306,250 ordinary shares issuable upon the exercise of vested options.

Mind Trade Assets Limited is the record owner of 235,000 American depositary shares of eLong, Inc., each of which represents two ordinary shares, or 470,000 ordinary shares in the aggregate. By virtue of the fact that Richard Chen holds ultimate investment and voting power over Mind Trade Assets Limited, Mr. Chen may be deemed to beneficially own such ordinary shares.

Gold Partner Consultants Limited is the record owner of 161,450 American depositary shares of eLong, Inc., each of which represents two ordinary shares, or 322,900 ordinary shares in the aggregate. By virtue of the fact that Faith Huang holds ultimate investment and voting power over Gold Partner Consultants Limited, Ms. Huang may be deemed to beneficially own such ordinary shares.

All ordinary shares and options to purchase ordinary shares referenced above (except for the options to purchase ordinary shares held by Mr. Tang) are collectively referred to herein as the “Record Shares.”

Each of the Reporting Persons (except for Sandgrain Securities Inc. and Mr. Perrone) shares voting power of the Record Shares owned by the other Reporting Persons (except for Sandgrain Securities Inc. and Mr. Perrone) by virtue of the Investors Agreement and with respect to Expedia Washington, Expedia Delaware and Barry Diller, and Messrs. Tang, Zhong, Chen and Ms. Huang, by virtue of the fact that they have direct or indirect ultimate investment and voting power over Expedia Asia Pacific - Alpha Limited, Purple Mountain Holding, Ltd., Billable Development, Ltd., Mind Trade Assets Limited and Gold Partner Consulting Limited, respectively. Therefore, each Reporting Person (except for Sandgrain Securities Inc. and Mr. Perrone) may be deemed to beneficially own all of the Record Shares.

Each Reporting Person disclaims beneficial ownership of ordinary shares and options to purchase ordinary shares referred to herein except for the ordinary shares and options, if any, such Reporting Person holds of record.

(b)	Percent of class:

Each Reporting Person except for Sandgrain Securities Inc. and Messrs. Perrone and Tang: 40.7%.

Sandgrain Securities Inc. and Mr. Perrone: 20.8%.

Justin Tang: 41.5%.

The foregoing percentages are calculated based on 18,817,507 ordinary shares of eLong, Inc. issued and outstanding as of December 31, 2009, as adjusted pursuant to Rule 13d-3(d)(1).

(c)	Number of shares as to which the person has:

(i)

Sole power to vote or to direct the vote

2,957 ordinary shares for Expedia Asia Pacific - Alpha Limited, Expedia Washington, Expedia Delaware and Barry Diller.*

6,341 ordinary shares for Billable Development and Xiaojian Zhong.

3,911,111.12 ordinary shares for Lawrence Auriana.

0 ordinary shares for Sandgrain Securities Inc. and Mr. Perrone.

87,777.78 ordinary shares for Ira S. Nordlicht & Helen S. Scott, of which 87,776 ordinary shares are represented by 43,888 American depositary shares of eLong, Inc. Each American depositary share of eLong, Inc. represents two ordinary shares.

4,033,939.55 ordinary shares for Purple Mountain Holding, Ltd., of which 1,127,688 ordinary shares are represented by 583,844 American depositary shares of eLong, Inc., and 4,340,189.55 ordinary shares for Justin Tang. Each American depositary share of eLong, Inc. represents two ordinary shares.

235,000 American depositary shares of eLong, Inc., each of which represents two ordinary shares, or 470,000 ordinary shares in the aggregate for Mind Trade Assets Limited and Richard Chen.

161,450 American depositary shares of eLong, Inc., each of which represents two ordinary shares, or 322,900 ordinary shares in the aggregate for Gold Partner Consultants Limited and Faith Huang.

*  See also footnotes 1 and 3 for a description of Expedia Asia Pacific - Alpha Limited’s ownership of 28,550,704 High-Vote Ordinary Shares and an option to purchase 152,250 ordinary shares of eLong, Inc.

(ii) Shared power to vote or to direct the vote 8,835,026 ordinary shares for each Reporting Person except for Sandgrain Securities Inc. and Perrone.

(iii)

Sole power to dispose or to direct the disposition of

2,957 ordinary shares for Expedia Asia Pacific - Alpha Limited, Expedia Washington, Expedia Delaware and Barry Diller.*

6,341 ordinary shares for Billable Development and Xiaojian Zhong.

0 ordinary shares for Lawrence Auriana.

3,911,111.12 ordinary shares for Sandgrain Securities Inc. and Mr. Perrone.

87,777.78 ordinary shares for Ira S. Nordlicht & Helen S. Scott, of which 87,776 ordinary shares are represented by 43,888 American depositary shares of eLong, Inc. Each American depositary share of eLong, Inc. represents two ordinary shares.

4,033,939.55 ordinary shares for Purple Mountain Holding, Ltd., of which 1,127,688 ordinary shares are represented by 563,844 American depositary shares of eLong, Inc., and 4,340,189.55 ordinary shares for Justin Tang. Each American depositary share of eLong, Inc. represents two ordinary shares.

235,000 American depositary shares of eLong, Inc., each of which represents two ordinary shares, or 470,000 ordinary shares in the aggregate for Mind Trade Assets Limited and Richard Chen.

161,450 American depositary shares of eLong, Inc., each of which represents two ordinary shares, or 322,900 ordinary shares in the aggregate for Gold Partner Consultants Limited and Faith Huang.

*  See also footnotes 1 and 3 for a description of Expedia Asia Pacific - Alpha Limited’s ownership of 28,550,704 High-Vote Ordinary Shares and an option to purchase 152,250 ordinary shares of eLong, Inc.

(iv) Shared power to dispose or to direct the disposition of 0 shares for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Exhibit 1.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification
Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date February 12, 2010

Expedia Asia Pacific - Alpha Limited

By:	/s/ BURKE F. NORTON
Name:	Burke F. Norton
Title:	Director

Expedia, Inc. (Washington)

By:	/s/ BURKE F. NORTON
Name:	Burke F. Norton
Title:	Executive Vice President, General Counsel & Secretary

Expedia, Inc. (Delaware)

By:	/s/ BURKE F. NORTON
Name:	Burke F. Norton
Title:	Executive Vice President, General Counsel & Secretary

/S/ BARRY DILLER
Barry Diller

Billable Development, Ltd.

By:	*
Name:
Title:

*
Xiaojian Zhong

*
Lawrence Auriana

Sandgrain Securities Inc.

By:	*
Name:
Title:

*
Angelo Frank Perrone

*
Ira S. Nordlicht and Helen S. Scott

Purple Mountain Holding, Ltd.

By:	*
Name:
Title:

*
Justin Tang

Mind Trade Assets Limited

By:	*
Name:
Title:

*
Richard Chen

Gold Partner Consultants Limited

By:	*
Name:
Title:

*
Faith Huang

*By:	/s/ JUSTIN YUE TANG
Name:	Justin Yue Tang
Title:	Attorney-in-Fact

*	Except with respect to Expedia Asia Pacific - Alpha Limited, Expedia Washington, Expedia Delaware and Barry Diller (collectively, “Expedia Reporting Persons”), this Amendment is executed pursuant to a Power of Attorney, filed with the Securities and Exchange Commission on February 14, 2005, in connection with a Schedule 13G for eLong, Inc., which Power of Attorney is incorporated herein by reference, and a copy of which is attached hereto as Exhibit 3. Good faith efforts have been made to contact each Reporting Person that is not an Expedia Reporting Person for updated information for inclusion in this Amendment, however, no response was received from Mind Trade Assets Limited, Richard Chen, Gold Partner Consultants Limited and Faith Huang. As a result, this Amendment is executed on behalf of those Reporting Persons that did not respond in reliance on their respective information contained in prior Amendments filed with the Securities and Exchange Commission.

Exhibit 1

Identity of Group Members

The members of the group filing this Amendment pursuant to §240.13d-1(d) are as follows:

1.	Expedia Asia Pacific - Alpha Limited

2.	Expedia Washington

3.	Expedia Delaware

4.	Barry Diller

5.	Billable Development, Ltd.

6.	Xiaojian Zhong

7.	Lawrence Auriana

8.	Ira S. Nordlicht and Helen S. Scott

9.	Purple Mountain Holding, Ltd.

10.	Justin Tang*

11.	Mind Trade Assets Limited

12.	Richard Chen

13.	Gold Partner Consultants Limited

14.	Faith Huang

*	Only with respect to the voting power under the Investors Agreement.

Exhibit 2

AGREEMENT

WHEREAS, the undersigned are beneficial owners, as determined pursuant to Rule 13d-3 of the General Rules and Regulations of the Securities Exchange Act of 1934, as amended, of certain Ordinary Shares, $.01 par value, of eLong Inc. (“Ordinary Shares”).

NOW, THEREFORE,

1. The undersigned acknowledge and agree that the foregoing amended and restated statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, this Agreement has been signed by the undersigned as of the 12th day of February, 2010.

Expedia Asia Pacific - Alpha Limited

By:	/s/ BURKE F. NORTON
Name:	Burke F. Norton
Title:	Director

Expedia, Inc. (Washington)

By:	/s/ BURKE F. NORTON
Name:	Burke F. Norton
Title:	Executive Vice President, General Counsel & Secretary

Expedia, Inc. (Delaware)

By:	/s/ BURKE F. NORTON
Name:	Burke F. Norton
Title:	Executive Vice President, General Counsel & Secretary

/s/ BARRY DILLER
Barry Diller

Billable Development, Ltd.

By:	*
Name:
Title:

*
Xiaojian Zhong

*
Lawrence Auriana

Sandgrain Securities Inc.

By:	*
Name:
Title:

*
Angelo Frank Perrone

*
Ira S. Nordlicht and Helen S. Scott

Purple Mountain Holding, Ltd.

By:	*
Name:
Title:

*
Justin Tang

Mind Trade Assets Limited

By:	*
Name:
Title:

*
Richard Chen

Gold Partner Consultants Limited

By:	*
Name:
Title:

*
Faith Huang

*By:	/s/ JUSTIN YUE TANG
Name:	Justin Yue Tang
Title:	Attorney-in-Fact

Except with respect to Expedia Asia Pacific - Alpha Limited, Expedia Washington, Expedia Delaware and Barry Diller, this Agreement is executed pursuant to an Agreement and Power of Attorney (the “Power of Attorney”), filed with the Securities and Exchange Commission on February 14, 2005, in connection with a Schedule 13G for eLong, Inc., which Power of Attorney is incorporated herein by reference, and a copy of which is attached hereto as Exhibit 3. Certain signatories of the Power of Attorney are no longer shareholders of eLong, Inc. and have therefore not been included in this Amendment.

Exhibit 3

AGREEMENT AND POWER OF ATTORNEY

WHEREAS, the undersigned are beneficial owners, as determined pursuant to Rule 13d-3 of the General Rules and Regulations of the Securities Exchange Act of 1934, as amended, of certain Ordinary Shares, $.01 par value, of eLong Inc. (“Ordinary Shares”).

NOW, THEREFORE,

1. The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate.

2. The undersigned (except for IACT Asia Pacific Limited, Expedia, Inc., IAC/InterActiveCorp and Barry Diller) hereby severally constitute and appoint Justin Yue Tang and Derek Palaschuk and each of them singly, our true and lawful attorneys, with full power to them, and each of them to sign for us, and in our names and in the capacities indicated below, the Schedule 13G relating to the Ordinary Shares owned by us and any and all amendments thereto filed or to be filed with the Securities and Exchange Commission with respect to any agreement entered into by us relating to the Ordinary Shares owned by us, hereby ratifying and confirming our signatures as they may be signed by our said attorneys to said Schedule 13G and any and all amendments thereto.

This Power of Attorney shall remain in full force and effect until each of the undersigned who are giving this Power of Attorney are no longer required to file a Schedule 13G or any amendments thereto with respect to the undersigneds’ beneficial ownership of the Ordinary Shares of the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys.

IN WITNESS WHEREOF, this Agreement has been signed by the undersigned as of the 14th day of February, 2005.

IACT Asia Pacific Limited

By:	/s/ KEENAN CONDER
Name:	Keenan Conder
Title:	Director

Expedia, Inc.

By:	/s/ KEENAN CONDER
Name:	Keenan Conder
Title:	SVP, General Counsel & Secretary

IAC/InterActiveCorp

By:	/s/ GREG BLATT
Name:	Greg Blatt
Title:	SVP, General Counsel & Secretary

/s/ BARRY DILLER
Barry Diller

IN WITNESS WHEREOF, this Agreement and Power of Attorney has been signed as of the 14th day of February, 2005.

Billable Development, Ltd.

By:	/s/ XIAOJIAN ZHONG
Name:	Xiaojian Zhong
Title:

/s/ XIAOJIAN ZHONG
Xiaojian Zhong

/s/ LAWRENCE AURIANA
Lawrence Auriana

Sandgrain Securities Inc.

By:	/s/ AUTHORIZED REPRESENTATIVE
Name:
Title:

/s/ ANGELO FRANK PERRONE
Angelo Frank Perrone

/s/ PETER LERNER
Peter Lerner

/s/ IRA S. NORDLICHT AND HELEN S. SCOTT
Ira S. Nordlicht and Helen S. Scott JTWROS

Purple Mountain Holding, Ltd.

By:	/s/ JUSTIN TANG
Name:	Justin Tang
Title:

/s/ JUSTIN TANG
Justin Tang

Time Intelligent Finance Limited

By:	/s/ LEE ZHANG
Name:	Lee Zhang
Title:

/s/ LEE ZHANG
Lee Zhang

Mind Trade Assets Limited

By:	/s/ RICHARD CHEN
Name:	Richard Chen
Title:

/s/ RICHARD CHEN
Richard Chen

Gold Partner Consultants Limited

By:	/s/ FAITH HUANG
Name:	Faith Huang
Title:

/s/ FAITH HUANG
Faith Huang

Top River Assets Limited

By:	/s/ FRANK ZHENG
Name:	Frank Zheng
Title:

/s/ FRANK ZHENG
Frank Zheng

/s/ WANG GUI YING
Wang Gui Ying

/s/ SUN LI MING
Sun Li Ming

/s/ WANG YI JIE
Wang Yi Jie

/s/ PAN DAI
Pan Dai